SEABRIDGE GOLD INC.

                                  NEWS RELEASE

TRADING SYMBOLS:  TSX-V: SEA                               FOR IMMEDIATE RELEASE
                  AMEX:  SA                                        JULY 23, 2005

  SEABRIDGE CLARIFIES EARLIER RELEASE ON COURAGEOUS LAKE DRILL PROGRAM RESULTS

TORONTO, CANADA...The TSX Venture Exchange has requested Seabridge Gold Inc. to clarify information contained in its news release on its Courageous Lake project issued July 18, 2005. The news release reported on the results of eight exploration holes which were drilled to test for the southern extension of the FAT deposit, four on section 3650N, three on section 3050N and one on section 2950N. Where more than one drill hole was drilled per section, the holes were spaced approximately 200 meters apart. Each of the eight drill holes were drilled at approximately minus 55 degrees and were designed to intersect near vertical zones. The true thickness of gold mineralization is not known at this time as additional drilling will be required to ascertain the geometry of the mineralized zones encountered. The news release included assay results on five of the eight drill holes. The remaining three holes, all of which were drilled on Section line 3650N, did not intersect any significant gold mineralization.

Seabridge's Courageous Lake project, located in the Northwest Territories, covers 53 kilometers of the Matthews Lake Greenstone Belt which hosts the 2 kilometer long FAT deposit. The FAT deposit contains an estimated resource at December, 2004 of 44.2 million tonnes grading 2.49 grams of gold per tonne in the measured and indicated categories (3.54 million ounces) plus an additional estimated 65.5 million tonnes grading 2.32 grams of gold per tonne in the inferred category (4.89 million ounces). (See news release dated December 14, 2004 for details on resource estimates for Courageous Lake. The July 18, 2005 news release incorrectly reported the FAT deposit resource as a historic estimate). An independent Preliminary Assessment study by Hatch Inc. to estimate the project's capital and operating costs to pre-feasibility levels is nearing completion. Based on an updated schedule provided by Hatch, the study is now expected at the end of August. Exploration activities at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101.

The Company has acquired a 100% interest in eight North American gold projects, subject to earn-in rights up to 65% at its Kerr-Sulphurets project and up to 62.5% at its Quartz Mountain project held by potential partners. Seabridge has been advised that it cannot aggregate resources for its projects because the resource estimates are for separate and discrete projects and estimates for two of the projects are historical estimates. Therefore, the Company retracts the aggregated mineral resources for its projects stated in the July 18, 2005 news release. For a breakdown of the Company's mineral resources by project and resource category please see http://www.seabridgegold.net/Resource.htm.


ALL RESOURCE ESTIMATES REPORTED BY THE COMPANY, WITH THE EXCEPTIONS OF THE HISTORIC ESTIMATES FOR THE GRASSY MOUNTAIN AND KERR-SULPHURETS PROJECTS, WERE CALCULATED IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. MINERAL RESOURCES WHICH ARE NOT MINERAL RESERVES DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY.

STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS


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            172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
              Telephone: (416) 367-9292   Facsimile: (416) 367-2711


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ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR
SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2004 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE.

                                            ON BEHALF OF THE BOARD
                                            "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 o Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email: info@seabridgegold.net

   The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.